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www.bakerbotts.com	MOSCOW
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FOIA CONFIDENTIAL TREATMENT REQUESTED
BY CARRIZO OIL & GAS, INC. PURSUANT TO 17 C.F.R. 200.83
June 15, 2009
VIA HAND DELIVERY
Mr. H. Roger Schwall
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Carrizo Oil & Gas, Inc. Response to SEC Staff Comments sent by facsimile dated June 1, 2009 and Confidential Treatment Request
Dear Mr. Schwall:
     On behalf of our client, Carrizo Oil & Gas, Inc. (the “Company”), I am providing materials from the Company being submitted to the Securities and Exchange Commission (the “Commission”) in response to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission on June 1, 2009 regarding the Company’s Form 10-K for the fiscal year ended December 31, 2008 (File No. 0-22915) and Form S-3 (File No. 333-159237).
     I am providing documents, labeled Exhibits A through E, that are being provided as supplemental information in response to certain comments. These Exhibits are subject to a confidential treatment request under Rule 83 of the Commission’s Rules of Practice. Accordingly, the EDGAR transmission of the Company’s response to the Staff’s comments (the “Submission”) does not contain this supplemental information. We hereby request that the Staff return the supplemental information to me in the enclosed self-addressed package after completing its review. We believe the return of this information is consistent with the protection of investors and with the provisions of the Freedom of Information Act (5 U.S.C. § 552).
     Please contact Hillary Holmes at (713) 229-1508, James Mayor at (713) 229-1749, or Gene J. Oshman at (713) 229-1178 of Baker Botts L.L.P. with any questions or comments.

FOIA Confidential Treatment Request
     Pursuant to Rule 83 of the Commission’s rules and regulations relating to Commission records and information, 17 C.F.R. 200.83, we hereby request that confidential treatment be accorded to portions of this submission and that such material not be disclosed in response to any inquiry under the Freedom of Information Act (5 U.S.C. § 552). Please promptly inform us of any request under the Freedom of Information Act or otherwise so that we may substantiate this request for confidential treatment according to Rule 83. The portion of the Submission for which confidential treatment is requested is labeled Exhibits A through E.
     Each page of Exhibits A through E has been marked with a legend substantially similar to the following: “Confidential Treatment Requested by Carrizo Oil & Gas, Inc.”
     In addition to its request for confidential treatment of the above-referenced portion of the Submission, the Company requests that any memoranda, notes or other writings made by any member or employee of the Commission relating to either of the foregoing or any conference or telephone conversation with respect thereto and any copies of extracts of any of the foregoing be withheld from public availability pursuant to 5 U.S.C. §552(b)(4), and 17 C.F.R. §200.80(b)(4).
     A copy of this Confidential Treatment Request (without the attachments) is being delivered to FOIA Officer of the Commission.
     Thank you for your attention to this matter.

BAKER BOTTS L.L.P.
By:	/s/ Hillary H. Holmes
Hillary H. Holmes

FOIA CONFIDENTIAL TREATMENT REQUESTED
BY CARRIZO OIL & GAS, INC.
     cc:
Office of Freedom of Information and Privacy Act Operations
Securities and Exchange Commission
Operations Center
6432 General Green Way
Alexandria, Virginia 22312-2413
(without attachments)
Mr. James Murphy
Mr. Sean Donahue
Mr. Michael Karney
Securities and Exchange Commission
Mr. Gerald A. Morton
Mr. Paul F. Boling
Carrizo Oil & Gas, Inc.
Mr. Gene J. Oshman
Mr. James H. Mayor
Baker Botts L.L.P.

3

CONFIDENTIAL TREATMENT REQUESTED
BY CARRIZO OIL & GAS, INC.
June 15, 2009
MEMORANDUM

TO:	Division of Corporation Finance Securities and Exchange Commission

FROM:	Carrizo Oil & Gas, Inc.

RE:	Carrizo Oil & Gas, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 (File No. 0-29187-87) and Form S-3 (File No. 333-159237) Response to SEC Staff Comments dated June 1, 2009
     We are responding to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission dated June 1, 2009 regarding the filing listed above. For your convenience, our responses are prefaced by the staff’s corresponding comment in italicized text.
     We respectfully request that the staff review our responses to its comments at its earliest convenience. Please advise us of any further comments as soon as possible.
     Pursuant to Rule 418(b) of Regulation C under the Securities Act of 1933 and Rule 12b-4 under the Securities Exchange Act of 1934, as applicable, we request that the staff return Exhibits A through E to us as soon as practicable following its review of such information. In addition, we are requesting that the staff accord confidential treatment under the Freedom of Information Act to this information.
Form S-3
General
1.	We will not be able to accelerate the effectiveness of your Form S-3 until you have cleared comments on your Form 10-K.
     We acknowledge the Staff’s comment.
Form 10-K for the Fiscal Year Ended December 31, 2008
General
2.	We note that the aggregate market value of your common stock held by nonaffiliates was approximately $1,876,600,000. Please advise us as to whether you are a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
     In our Form 10-K for the year ended December 31, 2008, we reported that the aggregate market value of our common stock held by non-affiliates was approximately $1,876,600,000 as

CONFIDENTIAL TREATMENT REQUESTED
BY CARRIZO OIL & GAS, INC.
of June 30, 2008 as required by Form 10-K. Subsequent to that date, the value of our common stock has decreased significantly. As a result, we were no longer a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933, on March 13, 2009, the date that we filed our Annual Report on Form 10-K for the year ended December 31, 2008.
Definitive Proxy Statement on Schedule 14A filed March 26, 2009
3.	Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments.
     We confirm that we will comply with comment 4 with respect to our definitive proxy statement on Schedule 14A filed March 26, 2009 (the “2009 Proxy Statement”) in future filings. As described below under the response to comment 4, we believe we have already provided the disclosure required by Item 404(b) of Regulation S-K.
Certain Transactions, page 20
4.	Please provide the disclosure required by Item 404(b) of Regulation S-K.
     We believe that we have previously provided the disclosure required by Item 404(b) of Regulation S-K on page 20 of the 2009 Proxy Statement, which sets forth that (1) the charter of our audit committee provides that the audit committee will review all related party transactions required to be disclosed pursuant to Item 404 of Regulation S-K for potential conflicts of interest and (2) our code of conduct requires that directors and officers and other employees disclose possible conflicts of interest to our Chief Executive Officer, Chief Financial Officer or a member of the audit committee. We also note that the charter of the audit committee and the code of conduct required review, approval or ratification of each transaction reported pursuant to Item 404(a) of Regulation S-K between January 1, 2008 and the date of the proxy statement, and the policies and procedures set forth in the charter of the audit committee and the code of conduct were followed with respect to each such transaction.
Engineering Comments
Barnett Shale Area, page 4
5.	For the proved undeveloped wells that were drilled in 2008, please provide their pre and post drill reserve estimates for each well. For the proved undeveloped wells that you booked as proved as of December 31, 2008 based on the wells drilled in 2008, please provide their pre-drill proved undeveloped reserve estimates per well.
     We drilled three proved undeveloped well locations during 2008. We are providing supplementally as Exhibit A, the pre- and post- drill reserve estimates for each well. No additional proved undeveloped locations were added in our reserve report dated as of December 31, 2008 (the “2008 Reserve Report”) as offsets to any of these wells. The Christian 2H and 3H wells, listed on Exhibit A, each experienced significant upward revisions post-drill. The pre-drill

CONFIDENTIAL TREATMENT REQUESTED
BY CARRIZO OIL & GAS, INC.
reserve estimates for these two wells found in our reserve report dated as of December 31, 2007 (the “2007 Reserve Report”) were based, in part upon the limited production history from offset wells in this part of the Barnett Shale. Actual performance from these wells and other nearby wells in this area during 2008 was better than forecast in the 2007 Reserve Report and, therefore, these wells were revised upward by our independent reserve engineers. The Odom Martin Ranch 3H post-drill reserve estimate was adjusted upward to reflect actual production performance.
     We are providing supplementally as Exhibit B, a table detailing the proved undeveloped wells that were booked as proved as of December 31, 2008 based upon wells drilled in 2008, together with their pre-drill proved undeveloped reserve estimates, as contained in the 2008 Reserve Report.
Camp Hill Field, page 11
6.	It is unclear how the reserves you report for the Camp Hill field meet the criteria for proved reserves, as defined in Rule 4-10(a) of Regulation S-X. As you know, proved reserves must be economic under current operating and economic conditions. With an average operating cost of $84.69 per barrel, and oil prices of approximately $40.00 per barrel at December 31, 2008, your reasons for reporting proved reserves are not evident.
You may recall that we issued a similar comment to you on September 18, 2007, concerning disclosures in your annual report for the year ended December 31, 2006, indicating that your operating costs were then approximately $59 per barrel of oil produced. In your response dated October 9, 2007, you assured us this was not the true operating costs because production had not yet rose to targeted levels because steam injection was still in the early stages and costs would decline over time.
Given your recent disclosure, it appears that production has not risen by an appreciable amount and that operating costs, instead of decreasing, have risen significantly on a per barrel produced basis, to the point of more than double the sales price of oil at December 31, 2008. Tell us why you believe it is not necessary to eliminate these quantities from your estimates of proved reserves to comply with Rule 4-10(a) of Regulation S-X.
     As we mentioned in our previous response dated October 9, 2007, we believe that the development of Camp Hill Field through steam flood technology is economic, notwithstanding the initial high costs to implement the steam flood and the apparent high operating costs per produced barrel during the early phase of the project when the steam injection has not yet commenced in earnest and the full oil production response has not yet occurred. While we have already devoted significant capital and technical resources to the Camp Hill project, we are still in its early stages. We believe that high early unit costs, like those in the Camp Hill Field, before wide-spread flooding and commensurate production response occur, are typical in secondary and tertiary field development projects. Further, we continue to strongly believe that the reserves attributable to the Camp Hill Field are proved reserves and that high early stage operating costs,

CONFIDENTIAL TREATMENT REQUESTED
BY CARRIZO OIL & GAS, INC.
particularly when calculated on a per barrel basis, are not indicative of normal operational costs (on either a per unit or total basis) and do not preclude such a classification.
     Since our correspondence with the Staff in late 2007, we have significantly moved our Camp Hill Field steam flood project forward towards full commercial production. In 2007 and 2008, we drilled a 60-well program, comprised of 34 producer wells and 26 injector wells, and we repaired and refurbished two steam generators, including one large generator that was nearly destroyed in an explosion in January 2007 and a smaller portable generator that was purchased in 2007. We also spent capital on two more steam generators that are still undergoing repairs and refurbishment. These activities contributed to total capital expenditures related to the Camp Hill Field of $12.4 million during 2007 and 2008.
     Once we had refurbished the steam generator that was nearly destroyed in 2007, we commenced steam injection in the Moore B and Temple Eastex leases (“Moore/Temple leases”) portion of the Camp Hill Field in late April 2008. From that time through the end of December 2008, we burned approximately 80,210 million British Thermal Units (“MMBtu”) to inject steam (representing about 23% of the rated output capacity of the steam generator over the steaming period) into a seven-pattern section of the field located on the Moore/Temple leases. The production response from steaming on these leases was immediate and significant. Average monthly oil production from the reservoirs on this lease increased by 276% from April 2008 to December 2008. The increased level of steaming and corresponding increase in oil production is detailed on the table attached hereto as Exhibit C and the graph of oil production vs. Mcf of gas burned to generate steam is attached hereto as Exhibit D.
     We believe that this initial response to steam injection in the Moore/Temple leases, as illustrated on Exhibit C and Exhibit D, builds upon prior results to further validate the technical viability of commercially developing a full-fledged steam flood project in the Camp Hill Field. While natural decline continues in those parts of the field not being steam flooded, we believe that the positive response to steam flooding on the Moore/Temple leases, a portion of which had previously been subjected to other secondary and tertiary recovery methods by prior operators, should alleviate your concern that there has been no appreciable growth in total production in the Camp Hill Field. In fact, monthly production levels on a field-wide basis increased 150% from April 2008 to December 2008, coinciding with the period that we steam flooded in the Moore/Temple leases. Furthermore, we believe the more appropriate measure of production is the production level in those portions of the field that were actually affected by the targeted steam flooding during 2008 as mentioned in the previous paragraph.
     Given the operational success of our seven pattern flood in the Moore/Temple leases, we made a strategic decision to temporarily suspend steaming in January 2009 in order to complete previously drilled producers and injectors, install production flow lines and connect new steam lines to the steam generator so that we could add additional steam drive patterns to a portion of the Royal lease that has never been steam flooded by prior operators. We plan to increase the number of total patterns being steamed from seven patterns to 13, with seven on the Moore/Temple leases and six on the Royal lease in the next phase of the steam flood project. The first phase of steam injection on the Royal lease will utilize six injector wells and 14 producer wells. In addition, we continue to prepare other parts of the Royal lease for future

CONFIDENTIAL TREATMENT REQUESTED
BY CARRIZO OIL & GAS, INC.
steaming phases. Over the last several years, we have drilled 32 producers on this lease and 19 injectors. We have completed 15 of these producer wells on the Royal lease and plan to complete approximately 15 more producers before commencing the next steaming phase of the project in 2010. We have completed the laying of nearly half of the flow lines necessary to commence production and have also permitted and recompleted a water injection well to handle increased water production resulting from increased production once the steam flood restarts. Steam injection wells will be perforated immediately prior to the commencement of the steam flooding in order to prevent the wellbores from sanding up.
     We are currently on schedule to resume steam injection on the Moore/Temple leases and to commence steam injection on the Royal lease in the fourth quarter of 2009. During this phase of the steam flood, we will inject approximately 60% of the available steam into the Royal lease and 40% into the Moore/Temple leases. We expect that, as the level of Camp Hill oil production increases as a result of the resumption of steam injection, our economics on a per barrel basis will improve dramatically because we will be spreading these costs across higher oil production rates over the project life.
     Just as we believe that full-year 2008 production on a field-wide basis is not an appropriate measure of the long-term economics of the Camp Hill Field steam flood project, we similarly believe the full-year 2008 per unit operating cost of $84.69 per barrel to be an inappropriate measure of unit operating costs once the Camp Hill Field steam flood moves from the start-up phase into full production. Start-up phase operating expenses reflect not only the higher initial costs associated with typical development phase projects, but because the amount is disclosed on a per unit cost basis, it also reflects the variable nature of production during this phase (as illustrated by the variable nature of the production before, during and after steaming in Exhibit D).
     We have committed over the last several years, and plan to continue to commit, significant capital and technical resources to our Camp Hill Field steam flood project due to our firm belief, as explained above, that the reserves found in the Camp Hill Field were at December 31, 2008 and today are economic at then current prices and conditions, once production moves from its current start-up phase to full production mode and that, therefore, these reserves comply with the definition of proved reserves as set forth in Rule 4-10(a) of Regulation S-X.

CONFIDENTIAL TREATMENT REQUESTED
BY CARRIZO OIL & GAS, INC.
     Supplemental Financial Information on Oil and Natural Gas Exploration, Development and Production Activities, page F-26
Oil and Natural Gas Reserves, page F-26
7.	Please tell us how much oil, natural gas and natural gas liquids you were projected to produce in 2008 from the total proved reserves estimated in your 2007 reserve report(s). Please reconcile any major differences between the forecasted amounts and the actual amounts produced in 2008; and provide detailed explanations for those differences.
     We are providing a summary table supplementally as Exhibit E. A reconciliation of projected 2008 natural gas, oil and natural gas liquids production as set forth in the 2007 Reserve Report and actual 2008 production for each category is detailed below.
Natural Gas Production
     Actual 2008 natural gas production was approximately 1.84 Bcf, or 7.3% less than forecasted 2008 natural gas production in the 2007 Reserve Report. The major differences between actual 2008 production and forecasted 2008 production fall into three principal categories:
(i) variances resulting from different wells (unproved “probables” instead of proved) being drilled than those forecast to be drilled in the 2007 Reserve Report and a difference in timing as to when these wells that were not in the 2007 Reserve Report commenced production compared to when the wells that were in the 2007 Reserve Report were forecast to commence production (a net negative variance of approximately 1.13 Bcf or 62% of our total net variance);
(ii) variances in timing of when wells shown in the 2007 Reserve Report to commence production in 2008 actually commenced production versus when wells were forecasted to commence production in the 2007 Reserve Report (a negative variance of approximately 0.44 Bcf or 24% of our total net variance, principally resulting from two wells in South Louisiana that were delayed in commencing production for unanticipated operational reasons); and
(iii) variances in actual production vs. forecasted production from wells already on production (a negative variance of approximately 0.27 Bcf or 14% of our total net variance, which was spread over 216 wells that produced natural gas company-wide during 2008).
The production variance noted in (i) above was a combination of different wells being drilled and a delay in production resulting from a change in drilling strategy, principally in the Barnett Shale. In 2008, we commenced production from 47 wells that were not included in the 2007 Reserve Report forecast, principally in the “Core” Barnett Shale play, and we did not produce from 43 wells that were forecast to commence producing in the 2007 Reserve Report, principally located in the “Tier 1/Tier 2” areas of the Barnett

CONFIDENTIAL TREATMENT REQUESTED
BY CARRIZO OIL & GAS, INC.
Shale play. This change in drilling and completion strategy resulted from our decision to focus more of our drilling in the latter half of 2008 on the Southeast Tarrant County portion of the Barnett Shale “Core” in response to our drilling success in this area. In addition to our shift in activity, we also refined our drilling and hydraulic fracture stimulation techniques, moving from a well-by-well approach to batch drilling multiple wells on a single drillsite, and then, subsequently, simultaneously hydraulically fracture stimulating multiple wells. This led to a delay in production from certain wells until all of the wells on a single drillsite were drilled, completed and hydraulically fracture stimulated.
The production variance noted in (iii) above was impacted not only by well performance (both positive and negative), but also by unanticipated factors, including shut-ins and repairs resulting from Hurricane Ike in the second half of 2008 and a legal dispute over a pipeline right-of-way that led to a well being shut-in for several months.
Crude Oil, Condensate and Natural Gas Liquids Production
     Actual 2008 crude oil, condensate and natural gas liquids production was approximately 518,400 barrels, or 60% less, than forecasted 2008 production in the 2007 Reserve Report. The major differences between actual 2008 production and forecasted 2008 production in the 2007 Reserve Report fall into three categories:
(i) a negative variance in actual production vs. forecasted condensate and natural gas liquids production in the Barnett Shale of approximately 539,500 barrels, or more than 104% of our total net variance, almost all of which is attributable to our decision in early 2008 to focus our drilling program in the more highly productive (but liquids poor) “Core” area of the Barnett Shale in Southeast Tarrant County, rather than the relatively liquids rich “Tier 1/Tier 2” areas of the Barnett Shale that were part of the 2007 Reserve Report forecast;
(ii) a positive variance of approximately 67,700 barrels, or 13% of our total net variance, attributable to increased extraction of natural gas liquids from natural gas production because of economic and operational considerations in our Gulf Coast region; and
(iii) a negative variance of approximately 46,600 barrels, or 9% of our total net variance at the Camp Hill Field, which resulted in part from a lower than forecasted steam injection rates into the reservoir and in part from field damage, shut-in and curtailment of steaming and production resulting from Hurricane Ike in September 2008.

CONFIDENTIAL TREATMENT REQUESTED
BY CARRIZO OIL & GAS, INC.
8.	Please tell us how much of your revisions of oil, natural gas and natural gas liquids in 2008 were due to price changes and how much were due to performance changes.
     For the year ended December 31, 2008, we reported a positive 21.66 Bcf revision related to our natural gas reserves, of which 6.29 Bcf related to a negative variance due to a reduction in year-end price from $5.99 per Mcf at year-end 2007 to $4.99 per Mcf at year-end 2008, as per SEC guidelines, that was more than offset by a positive variance of 27.95 Bcf related to performance changes.
     For the year ended December 31, 2008 we also reported a positive 36,000 barrel revision to our oil, condensate, and natural gas liquids reserves, of which 270,000 barrels related to a negative variance due to a reduction in year-end price from $92.04 per barrel for oil and condensate, and $56.67 per barrel for natural gas liquids at year-end 2007, to $40.12 per barrel for oil and condensate and $19.62 per barrel for natural gas liquids at year-end 2008, as per SEC guidelines, that was more than offset by a positive variance of 306,000 barrels related to performance changes.